Exhibit 4.13

English Summary

Service Agreement

This Service Agreement (hereinafter referred to as the “Service Agreement”) is entered into based on a tender award dated September 3, 2020 by and between:

Free State of Bavaria, Germany, represented by the Bavarian State Office for Health and Food Safety with address at Eggenreuther Weg 43, 91058 Erlangen, Germany (“Contracting Authority”)

And

Centogene GmbH (the “Contractor”), a company incorporated in accordance with the laws of the Federal Republic of Germany with a registered address at Am Strande 7, 18055 Rostock, Germany.

1.              Subject Matter of the Contract

The Contractor undertakes to establish test centers to conduct PCR tests for COVID-19 in the main train stations of Munich and Nuremberg.

 2.              Scope of Services

Amongst other obligations, the Contractor shall undertake the establishment and operation of test centers and provide sufficient physicians and expert personnel in the test centers. The Contractor shall operate the test centers on a 24 hours per day / 7 days per week basis and shall maintain test capacities to accommodate daily requirements which are estimated to be approximately 2,500 per day per site.

The Contracting Authority shall rent suitable rooms at the sites which it shall provide to the Contractor for free.

The Contractor is permitted to engage subcontractors subject to prior approval by the Contracting Authority.

3.	Obligations of the Contractor

The Contractor’s obligations include, among other things,

i.	performance of tests by a physician or qualified personnel, for any traveler without requiring appointments, prioritizing travelers from risk areas
ii.	provide personal protective equipment for personnel and testing materials
iii.	daily transportation of samples to a qualified laboratory for analysis and subsequent transmission of test results to the corona warn app to be provided by the Robert Koch Institute
iv.	provision of notifications on test results to tested persons and health authorities
v.	provision of data on tested persons and findings to the health authorities and tested persons carried out exclusively in a suitable way using a data protection compliant web application
vi.	general compliance with applicable law and regulations

4.	Remuneration

In consideration of the Contractor providing the services under the Service Agreement, the Contracting Authority shall pay the Contractor (i) a one-time set up reimbursement per site and (ii) a per diem amount per site for the term of the Service Agreement.

Costs for the laboratory analysis of the tests for travelers from risk countries are borne by the statutory health insurance.

5.	Term and Termination

The term of the Service Agreement commenced on September 8, 2020 and ended on September 30, 2020.

The Contracting Authority may terminate with a notice of one week. The contracting Authority may also terminate individual services or sites. Either party may terminate the Service Agreement for cause and with immediate effect; in the case of the Contracting Authority, “cause” includes, among other things, certain violations by the Contractor of the Service Agreement.

6.            Liability

The Contractor shall be liable, without limitation, for personal injury as well as property damage and other damage caused intentionally or by gross negligence. For other damages, the Contractor’s liability is limited to the amount of ordinary course and foreseeable damage covered by liability insurance, which the Contractor must take out to sufficiently cover injury, property damage or financial loss during the term of the Service Agreement. The Contractor undertakes to indemnify the Contracting Authority against claims of third parties due to improper performance of contractual activities.

The Contracting Authority can, within certain limits, impose a contractual penalty of 0.2% of the aggregate contract value in each case (per day and test center) if the Contractor does not operate the testing center properly or at all during the agreed upon opening times, fails to test travelers despite the agreed test contingent not having been exceeded or fails to fulfil its reporting obligations towards the health authorities. The aggregate contractual penalty is capped at 5% of the aggregate contract value.